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                    SECURITIES AND EXCHANGE COMMISSION

                          WASHINGTON, D.C. 20549


                                 FORM 8-A


             FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                 PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                      SECURITIES EXCHANGE ACT OF 1934


                      OLD KENT FINANCIAL CORPORATION
          (Exact Name of Registrant as Specified in its Charter)

                   MICHIGAN                        NO. 38-1986608
            (State of Incorporation                (IRS Employer
               or Organization)                 Identification No.)

             ONE VANDENBERG CENTER
             111 LYON STREET, N.W.
            GRAND RAPIDS, MICHIGAN                      49503
   (Address of Principal Executive Offices)           (Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A(c), check the following box. [X]

     Securities to be registered pursuant to Section 12(b) of the Act:

           TITLE OF EACH CLASS           NAME OF EACH EXCHANGE ON WHICH
           TO BE SO REGISTERED           EACH CLASS IS TO BE REGISTERED
           -------------------           ------------------------------
       Common Stock, $1 Par Value           New York Stock Exchange

     Securities to be registered pursuant to Section 12(g) of the Act:

                                   NONE
                             (Title of Class)
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Item 1.   DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

     The authorized capital stock of Old Kent Financial Corporation ("Old Kent") consists of 300,000,000 shares of common stock, $1.00 par value ("Common Stock"), and 25,000,000 shares of preferred stock, no par value ("Preferred Stock"), of which 3,000,000 shares are designated Series A Preferred Stock, 500,000 shares are designated Series B Preferred Stock, and 1,000,000 are designated Series C Preferred Stock. This registration statement relates only to shares of Old Kent Common Stock and no other class or series of Old Kent capital stock.

     COMMON STOCK. Old Kent shareholders are entitled to dividends out of funds legally available for that purpose when, as and if declared by the Board of Directors. The dividend rights of Old Kent Common Stock are subject to the rights of Old Kent Preferred Stock that has been or may be issued. Each holder of Old Kent Common Stock is entitled to one vote for each share held on each matter presented for shareholder action. Unless otherwise required by the Restated Articles of Incorporation or by law, a majority of the votes cast by the holders of shares entitled to vote on a given action is required to approve the action. Old Kent Common Stock has no preemptive rights, cumulative voting rights, conversion rights, redemption provisions or sinking fund provisions. Shares of Old Kent Common Stock are not subject to further calls or to assessment by Old Kent.

     In the case of any liquidation, dissolution, or winding up of the affairs of Old Kent, Old Kent shareholders will be entitled to receive, pro rata, any assets distributable to common shareholders in respect of the number of shares held by them. The liquidation rights of Old Kent Common Stock are subject to the rights of holders of any Old Kent Preferred Stock that has been or may be issued.

     Pursuant to Old Kent's Restated Articles of Incorporation, Old Kent's Board of Directors is divided into 3 classes, as nearly equal in number as possible, with the term of office of one class expiring each year. The number of directors is fixed by a resolution of the Board of Directors receiving at least 75% approval of the entire Board, but in no event may the number of directors be less than 3. The current number of directors of Old Kent is 19. As a result of the classification of Old Kent's Board of Directors, it would normally take at least 2 annual meetings of shareholders to effect a change in a majority of the Board of Directors of Old Kent.

     Under Old Kent's Restated Articles of Incorporation, a director may be removed from office at any time prior to the expiration of his or her term, but only for "cause." Except as may be provided otherwise by law, cause for removal shall exist if: (a) the director whose removal is proposed has been convicted of a felony by a court of competent jurisdiction and such


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conviction is no longer subject to direct appeal; (b) the director has been adjudicated by a court of competent jurisdiction to be liable for negligence or misconduct in the performance of his or her duty to Old Kent in a matter of substantial importance to Old Kent and such adjudication is no longer subject to a direct appeal; (c) the director has become mentally incompetent, whether or not so adjudicated, which mental incompetency directly affects his or her ability as a director of Old Kent; (d) the director's actions or failure to act are deemed by the Board of Directors to be in derogation of the director's duties; or (e) the director's removal is required or recommended by the Federal Reserve Board or its delegate. Removal for cause, as cause is defined in (a) or (b) above, must be approved by vote of a majority of the total number of directors or by majority vote of shareholders. Removal for cause, as cause is defined in
(c), (d), or (e) above, must be approved by at least 75% of the total number of directors.

     Under Old Kent's Restated Articles of Incorporation, nominations of candidates for election to the Board of Directors at any annual meeting of shareholders or at any special meeting of shareholders called for election of directors (referred to as an "Election Meeting") may be made by the Board of Directors or by a shareholder under certain limited circumstances described below. Nominations made by the Board of Directors are made at a meeting of the Board of Directors, or by written consent of directors in lieu of a meeting, not less than 20 days prior to the date of an Election Meeting.

     A shareholder may make a nomination at an Election Meeting if, and only if, such shareholder has delivered a notice to the Secretary of Old Kent setting forth with respect to each proposed nominee: (a) the name, age, business address, and residence address of the nominee; (b) the principal occupation or employment of the nominee; (c) the number of shares of capital stock of the corporation that are beneficially owned by the nominee; (d) a statement that the nominee is willing to be nominated; and
(e) such other information concerning the nominee as would be required under the rules of the Securities and Exchange Commission to be included in a proxy statement soliciting proxies for the election of such nominee. The notice must be delivered not less than 120 days prior to the date of the Election Meeting in the case of an annual meeting and not more than 7 days following the date of notice of the Election Meeting in the case of a special meeting.

     None of the provisions of Old Kent's Restated Articles of Incorporation described above may be amended or repealed unless such amendment or repeal is approved by the affirmative vote of not less than 75% of the outstanding shares of capital stock entitled to vote thereon, except for any amendment that is first approved by an affirmative vote of 75% of all directors, including one director from each class.


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     Under the Michigan Business Corporation Act (the "MBCA"), a
shareholder who does not vote in favor of certain corporate actions may have the right to obtain an appraisal of those shares in certain circumstances, and the right to receive cash in exchange for those shares (referred to as "rights of dissent"). The MBCA recognizes rights of dissent in connection with certain amendments to the articles of incorporation, mergers, consolidations, sales, or other dispositions of all or substantially all of the assets of a corporation, certain acquisitions for stock, and approval of a control share acquisition. Under Michigan law, rights of dissent are generally not available to Old Kent shareholders in connection with mergers, consolidations, or sales of assets because shares of Old Kent Common Stock are held of record by more than 2,000 persons.

     However, Old Kent's Restated Articles of Incorporation provide that any Old Kent shareholder may dissent from any plan of merger or consolidation to which Old Kent is a party or any sale, lease, exchange, or other disposition of all or substantially all of the assets of Old Kent not in the usual or regular course of business, in the manner, with the rights and subject to the requirements applicable to dissenting shareholders as provided in the MBCA, without regard to the exception to a shareholder's right to dissent provided in the MBCA. However, this right of dissent does not apply to any corporate action that is approved by an affirmative vote of at least 50% of the entire Board of Directors and an affirmative vote of 50% of the board's "Continuing Directors." The term "Continuing Director" means a member of the Board of Directors of Old Kent who was either:
(a) first elected or appointed as a director prior to April 17, 1989; or
(b) subsequently elected or appointed as a director if such director was nominated or appointed by a majority of the then Continuing Directors. Subject to certain exceptions, this provision of Old Kent's Restated Articles of Incorporation may not be amended or repealed unless such amendment is approved by the affirmative vote of not less than 75% of the outstanding shares of capital stock entitled to vote on the amendment.

     Old Kent's Restated Articles of Incorporation provide that Old Kent's Board of Directors will not approve, adopt, or recommend any proposal of any party other than Old Kent to make a tender or exchange offer for any equity security of Old Kent, or engage in any merger or consolidation of Old Kent with or into another entity, any sale, exchange, lease, mortgage, pledge, transfer, or other disposition of all or substantially all of Old Kent's assets, any liquidation or dissolution of Old Kent or any reorganization or recapitalization of Old Kent that would result in a change of control of Old Kent, unless it has first evaluated the proposal and determined, in its judgment, that the proposal would be in substantial compliance with all applicable laws. If Old Kent's Board of Directors determines, in its judgment, that a proposal would be in substantial compliance with all laws, the Board of Directors will then evaluate the


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proposal and determine whether the proposal is in the best interests of Old
Kent and its shareholders. In evaluating a proposed offer to determine whether it would be in the best interests of Old Kent and its shareholders, the Board of Directors, in exercising its judgment, may consider all facts that it deems relevant including, without limitation: (a) the fairness of the consideration to be received by Old Kent's shareholders under the proposed offer; (b) the possible economic and social impact of the proposed offer and its consummation on Old Kent and its subsidiaries and their employees, customers, and depositors; (c) the possible economic and social impact of the proposed offer and its consummation on the communities in which Old Kent and its subsidiaries operate or are located; (d) the business, financial condition, safety, soundness, and earning prospects of the offering party; (e) the competence, experience, and integrity of the offering party and its management; and (f) the intentions of the offering party regarding the use of the assets of Old Kent to finance the transaction.

     PREFERRED STOCK PURCHASE RIGHTS. Each share of Old Kent Common Stock has attached to it the number of Series C Preferred Stock Purchase Rights ("Old Kent Rights") issued pursuant to a Rights Agreement, dated as of January 20, 1997, between Old Kent and Old Kent Bank (the "Old Kent Rights Agreement") represented by each share of Old Kent Common Stock, as long as the Old Kent Rights are not separately transferable. As of the date of this Registration Statement, each share of Old Kent Common Stock represents
0.4535 of an Old Kent Right. The number of Old Kent Rights represented by each share of Old Kent Common Stock is subject to adjustment upon the occurrence of certain events set forth in the Old Kent Rights Agreement.

     The Rights plan is designed to protect the shareholders of Old Kent against unsolicited attempts to acquire control of Old Kent in a manner that does not offer a fair price to all of the shareholders.

     Each full Old Kent Right, when exercisable, entitles a shareholder of Old Kent to purchase one one-hundredth of a share of Series C Preferred Stock from Old Kent at a price of $160. The Old Kent Rights become exercisable if (a) a person or group (an "Acquiring Person") has acquired, or has obtained the right to acquire, 15% or more of the outstanding shares of Old Kent Common Stock, (b) an Acquiring Person commenced a tender offer or exchange offer that would result in the Acquiring Person owning 15% or more of the outstanding shares of Old Kent Common Stock, or (c) a person or group already owning 10% of the outstanding shares of Old Kent Common Stock is determined by Old Kent's Board of Directors to be an "Adverse Person" (as defined in the Old Kent Rights Agreement).

     If after the Old Kent Rights become exercisable, (a) Old Kent was the surviving corporation in a merger with an Acquiring Person and Old Kent Common Stock was not changed or exchanged, (b) an Acquiring Person was to


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engage in one or more "self-dealing" transactions deemed to be unfair to
Old Kent by the Old Kent Board of Directors, (c) an Acquiring Person was to become the beneficial owner of more than 15% of the then outstanding shares of Old Kent Common Stock, (d) a person had been or was designated as an Adverse Person by Old Kent's Board of Directors in accordance with the Old Kent Rights Agreement; then each holder of an Old Kent Right would have the right to receive, upon exercise, Old Kent Common Stock having a value equal to two times the exercise price of the Old Kent Right.

     In addition, after an Acquiring Person has acquired, or obtained the right to acquire, 15% or more of the outstanding shares of Old Kent Common Stock and the Acquiring Person causes Old Kent to merge into the Acquiring Person or causes 50% or more of Old Kent's assets to be sold or transferred, each holder of an Old Kent Right would have the right to receive, upon exercise, common stock of the Acquiring Person having a value equal to two times the exercise price of the Old Kent Right.

     Old Kent is entitled to redeem the Old Kent Rights at $0.01 per Old Kent Right at any time until 10 days following the public announcement that an Acquiring Person has acquired, or has obtained the right to acquire, 15% or more of the outstanding shares of Old Kent Common Stock.

     PREFERRED STOCK. Old Kent is authorized to issue shares of Preferred Stock from time to time in one or more series. Preferred Stock may have such designations, powers, preferences, and relative participating, optional, or other rights and such qualifications, limitations, or restrictions as may be provided for the issue of such series by resolution adopted by Old Kent's Board of Directors. Such Preferred Stock may have priority over Old Kent Common Stock as to dividends and as to distribution of Old Kent's assets upon any liquidation, dissolution, or winding up of Old Kent. Such Preferred Stock may be redeemable for cash, property, or rights of Old Kent, may be convertible into shares of Old Kent Common Stock, and may have voting rights entitling the holder to not more than one vote per share on each matter submitted for shareholder action.

Item 2.   EXHIBITS

EXHIBIT NUMBER                DOCUMENT
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     4.1       RESTATED ARTICLES OF INCORPORATION.  Previously filed as an exhibit to Old Kent's Form S-4 Registration Statement (No. 333-56209) filed June 5, 1998. Here incorporated by reference.

     4.2 BYLAWS. Previously filed as Exhibit 3(b) to Old Kent's Form 10-Q Quarterly Report for the fiscal quarter ended June 30, 1997. Here incorporated by reference.

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     4.3       RIGHTS AGREEMENT.  Previously filed as an exhibit to Old
               Kent's Form 8-A Registration Statement filed January 21, 1997. Here incorporated by reference.

     4.4 CERTIFICATE OF DESIGNATION, PREFERENCES AND RIGHTS OF SERIES C PREFERRED STOCK. Previously filed as Exhibit 4.3 to Old Kent's Form 8-K filed March 5, 1997. Here incorporated by reference.









































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                                SIGNATURES

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated: November 2, 1998            OLD KENT FINANCIAL CORPORATION
                                   (Registrant)


                                   By /S/ ALBERT T. POTAS
                                      Albert T. Potas
                                      Its Senior Vice President


































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                               EXHIBIT INDEX


EXHIBIT NUMBER                DOCUMENT
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     4.1       RESTATED ARTICLES OF INCORPORATION.  Previously filed as an exhibit to Old Kent's Form S-4 Registration Statement (No. 333-56209) filed June 5, 1998. Here incorporated by reference.

     4.2 BYLAWS. Previously filed as Exhibit 3(b) to Old Kent's Form 10-Q Quarterly Report for the fiscal quarter ended June 30, 1997. Here incorporated by reference.

     4.3 RIGHTS AGREEMENT. Previously filed as an exhibit to Old Kent's Form 8-A Registration Statement filed January 21, 1997. Here incorporated by reference.

     4.4 CERTIFICATE OF DESIGNATION, PREFERENCES AND RIGHTS OF SERIES C PREFERRED STOCK. Previously filed as Exhibit 4.3 to Old Kent's Form 8-K filed March 5, 1997. Here incorporated by reference.